Exhibit 99.1

Kitov Pharmaceuticals Holdings Ltd.

(the “Company”)

In accordance with Section 318(b) of the Israeli Companies Law, 1999, and Regulation 3(b) of the Israeli Companies Regulations (Merger), 2000, the Company hereby notifies its creditors that on September 28, 2017, the Company has filed with the Israeli Registrar of Companies a merger proposal for the merger of Kitov Pharmaceuticals Ltd., a private company incorporated in Israel, with and into the Company (the “Merger”).

Upon the completion of the Merger, Kitov Pharmaceuticals Ltd. shall merge with and into the Company and be terminated without liquidation.

The merger proposal filed by the Company is available for review at the offices of the Israeli Registrar of Companies, as well as at the Company’s offices at One Azrieli Center, Round Tower, 19th Floor, Tel-Aviv, Israel, during 9:00 -17:00 on Sundays through Thursdays (by scheduling in advance at +972-3-9333121).

Respectfully,

Kitov Pharmaceuticals Holdings Ltd.

Kitov Pharmaceuticals Ltd.

(the “Company”)

In accordance with Section 318(b) of the Israeli Companies Law, 1999, and Regulation 3(b) of the Israeli Companies Regulations (Merger), 2000, the Company hereby notifies its creditors that on September 28, 2017, the Company has filed with the Israeli Registrar of Companies a merger proposal for the merger of the Company with and into the Kitov Pharmaceuticals Holdings Ltd., a public company incorporated in Israel listed on the Tel Aviv Stock Exchange and the NASDAQ, and the sole shareholder of the Company, (the “Parent Company” and the “Merger”, respectively).

Upon the completion of the Merger, the Company shall merge with and into the Parent Company and be terminated without liquidation.

The merger proposal filed by the Company is available for review at the offices of the Israeli Registrar of Companies, as well as at the Company’s offices at One Azrieli Center, Round Tower, 19th Floor, Tel-Aviv, Israel, during 9:00-17:00 on Sundays through Thursdays (by scheduling in advance at +972-3-9333121).

Respectfully,

Kitov Pharmaceuticals Ltd.